UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Perion Network Ltd.
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M78673106
(CUSIP Number)

Limor Gershoni Levy
c/o Perion Network Ltd.
4 HaNechoshet Street,
Tel Aviv 69710, Israel
(972-3) 769-6100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS: Ofer Adler I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 480,746
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 480,746
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 480,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.98% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 12,061,812 Ordinary Shares outstanding as of the date hereof.

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Item 1.                      Security and Issuer.

Item 1 is hereby amended and restated as follows:

Reference  is made to the  Schedule  13D filed on February 26, 2009 (the (“Schedule 13D”),  as amended by  Amendment  No. 1, filed on September 8, 2009 and Amendment  No. 2, filed on February 3, 2011, relating to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of Perion Network Ltd. (formerly IncrediMail Ltd.), a company organized under the laws of Israel (the “Issuer”).

The principal executive offices of the Issuer are located at: 4 HaNechoshet Street, Tel-Aviv, Israel 69710. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment No 3 amends Items 2, 4 and 5 as set forth below.  This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person, who does not intend to file any further amendments to the Schedule 13D.

Item 2.                      Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Statement is being filed by Mr. Ofer Adler (the “Reporting Person”) with respect to the 480,746 Ordinary Shares owned by Ofer Adler personally, Ofer Adler Holdings Ltd. and Ofer Adler Investments (1999) Ltd., which are Israeli companies and wholly owned by the Reporting Person. The Reporting Person’s business address is Halevona Street, Adanim Israel, and he is not a director or an office holder of the Issuer.  The Reporting Person is currently an investor in early stage companies. The Reporting Person is an Israeli citizen. During the last five (5) years he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.                       Purpose of Transaction.

Item 4 is hereby amended as follows:

On November 5, 2012, the Reporting Person sold 150,000 Ordinary Shares in a private transaction at a price of $7.83 per share and separately sold 36,210 shares in the public market at an average price of approximately $7 per share. Between September 7, 2012 and September 13, 2012, the Reporting Person also exercised 50,000 options at an exercise price of $5.2 and sold the 50,000 Ordinary Shares on the public market at an average price of approximately $7 per share.

The Reporting Person’s beneficial ownership has dropped below the 5% Schedule 13D reporting threshold. Therefore, this Amendment constitutes the final amendment to the Reporting Person’s Schedule 13D and an exit filing for the Reporting Person and terminates the Reporting Person’s obligation to further amend the Schedule 13D.

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Item 5.                       Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)
Mr. Ofer Adler beneficially owns 480,746 Ordinary Shares personally and through his wholly owned companies, Ofer Adler Holdings Ltd. and Ofer Adler Investments (1999) Ltd, which represent 3.98%, of the Issuer’s total number of issued and outstanding Ordinary Shares.

(b)	The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

(c)	The Reporting Person did not effect any transaction in the securities of the Issuer in the past 60 days other than as described in Item 4 above.

(c)	The Reporting Person did not effect any transaction in the securities of the Issuer in the past 60 days other than as described in Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5th 2012

/s/ Ofer Adler

Ofer Adler

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